# H. Mulligan Bespoke Libations Co.



# ANNUAL REPORT

1013 Centre Rd. Suite 403-A

Wilmington, DE 19805

0

https://www.herculesmulligancompany.com/

This Annual Report is dated May 2, 2022.

## BUSINESS

Hercules Mulligan is a ready-to-serve bottled cocktail made with Rum, Rye Whiskey, Fresh Ginger, and Bitters. Founded in 2019, Hercules Mulligan launched exclusively online through Flaviar.com and has completed a successful Equity Crowdfunding in late 2021. Since then we have effectively grown new DTC channels, started aggressive on and off-premise growth and are now available in over several accounts in NY, NJ and CT.

H. Mulligan Bespoke Libations Co. was initially organized as H. Mulligan Bespoke Libations, LLC, a Delaware limited liability company on August 23, 2019, and converted to a Delaware corporation on July 30, 2021.

**Previous Offerings**

Type of security sold: In-Kind
Final amount sold: $100,000.00
Use of proceeds: Promoting the brand, working capital
Date: August 23, 2019

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Equity Common Stock
Final amount sold: $742,788.35
Use of proceeds: Hiring, promoting the brand, on/off premise development
Date: March 23, 2022
Offering exemption relied upon:

Type of security sold: SAFE
Final amount sold: $495,000
Use of proceeds: Hiring, promoting the brand, on/off premise development
Date: September 13, 2021
Offering exemption relied upon:

# REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

# AND RESULTS OF OPERATION

## Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:
Year ended December 31, 2021, compared to the year ended December 31, 2020

Revenue
Revenue for fiscal year 2020 was $80,000. As a result of offering the product exclusively through Flaviar in order to build the initial momentum and community that helped us with our crowdfunding and product development needs, the DTC sales numbers were smaller in 2020. After a successful crowdfunding, hiring a full-time team and starting to scale on and off premise development in NY, NJ and CT the sales numbers increased in comparison to 2020. 2021 also saw us launch two new direct to consumer channels through Caskers.com and Drizly which helped us scale numbers even more.

Cost of sales
In 2020, the Company was operating under a licensing model with a third party bottler. Thus, the Company had no cost of sales, as those were incurred by the bottler.

Gross Margins
Due to a higher number of bottles sold and more economies of scale, our gross profit margins have generally improved when comparing 2020 and 2021. With the growth and introductions of the direct to consumer channels and active development of trade accounts we were able to move more bottles and hence our gross margin improved.

Expenses
The Company's expenses consist of, among other things, marketing and sales expenses, and General & administrative expenses. Expenses in 2021 increased to $209,255.00 compared to $21,688.00 from 2020. Approximately all of this increase was due to increased sales, marketing and administrative efforts given that the product has launched and started scaling.

Historical results and cash flows: Operating under a licensing model has allowed the Company to be very efficient in managing its cash flow, since it doesn't have to take on inventory. Furthermore, the Company was able to generate most of its sales via direct to consumer channels with little marketing and overhead costs. Thus, as it was the case in 2019 and 2020, the Company was able to generate a net income close to breakeven.

**Liquidity and Capital Resources**

At December 31, 2021, the Company had cash of $1,038,737.00. [*The Company intends to raise additional funds through an equity financing.*]

**Debt**

The Company does not have any material terms of indebtedness.


## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steve Luttmann

Steve Luttmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: August 23, 2019 - Present

Responsibilities: In charge of top managerial decisions. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.


Other business experience in the past three years:

Employer: Luttmann Marketing & Ventures, LLC DBA Tortoise & Volt

Title: Managing Director

Dates of Service: April 01, 2017 - Present

Responsibilities: He runs the company, which is a consultancy with various contractor partners.

Through Tortoise & Volt, they consult for various other food and beverage brands related to marketing and business strategy, as well as partner in developing and founding other brands.

Name: Frederic Lavoie

Frederic Lavoie's current primary role is with Executive. Frederic Lavoie currently services 25 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: CFO

Dates of Service: August 23, 2019 - Present

Responsibilities: Managing the financial actions of a company. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Name: Grisa Soba

Grisa Soba's current primary role is with Supermassive Beverage Company. Grisa Soba currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 23, 2019 - Present

Responsibilities: Board Member. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

Employer: Supermassive Beverage Company

Title: Founder

Dates of Service: February 19, 2020 - Present

Responsibilities: Management of the company

Name: Mario Mazza

Mario Mazza's current primary role is with Robert Mazza, Inc.. Mario Mazza currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 23, 2019 - Present

Responsibilities: Board member. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

Employer: Robert Mazza, Inc.

Title: General Manager

Dates of Service: June 01, 2012 - Present

Responsibilities: Oversight of sales, production, winemaking, distilled spirits production, grower relations.

Name: Ryan Malkin

Ryan Malkin's current primary role is with Malkin Law P.A.. Ryan Malkin currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: August 23, 2019 - Present

Responsibilities: Board Member. Salary: At this moment the executives and directors of the company are not compensated. After the fundraise we plan that Steve Luttmann will be the only executive with a salary that is estimated at $120,000 per year.

Other business experience in the past three years:

Employer: Malkin Law P.A.

Title: Principal Attorney

Dates of Service: August 01, 2013 - Present

Responsibilities: Lead company's practice

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Supermassive Beverage Company, LLC (managed by Jugoslav Petkovic, 100% owned by Flaviar, Inc.)

Amount and nature of Beneficial ownership: 2,182,000

Percent of class: 48.5

Title of class: Common Stock

Stockholder Name: Luttmann Marketing & Ventures, LLC (managed and 100% owned by Steve Luttmann)

Amount and nature of Beneficial ownership: 1,192,500

Percent of class: 26.5

Title of class: Common Stock

Stockholder Name: Mazza HM, LLC (managed and 35% owned by Mario Mazza, 20% owned by Robert Mazza, Kathleen Mazza and Vanessa Mazza)

Amount and nature of Beneficial ownership: 900,000

Percent of class: 20.0

## RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

## OUR SECURITIES

Common Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

1 vote per share. Voting power is delegated to the CEO via Proxy.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Class B Stock

The amount of security authorized is 1,251,740 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidity preference over the Class A Preferred Stock and Common Stock.

Preferred Class A Stock

The amount of security authorized is 5,000,000 with a total of 4,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Preferred Class A Stock.

SAFE

The security will convert into Preferred class b stock and the terms of the SAFE are outlined below:

Amount outstanding: $495,000.00

Interest Rate: %

Discount Rate: 80.0%

Valuation Cap: $10,500,000.00

Conversion Trigger: Equity Financing

Material Rights

The SAFEs converts to Preferred Class B Stock that has liquidity preference over Preferred Class A Stock.

**What it means to be a minority holder**

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

## RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**SIGNATURES**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

**H. Mulligan Bespoke Libations Co.**

By  /s/ *Steve Luttmann*

    Name: <u>Steve Luttmann</u>

    Title:  CEO

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Exhibit A

**FINANCIAL STATEMENTS**

---

# Hercules Mulligan
# Balance Sheet
### As of December 31, 2021

| | | Total | | | |
|---|---|---:|---|---|---|
| ASSETS | | | | | |
|   Current Assets | | | | | |
|     Bank Accounts | | | | | |
|       1072 Bill.com Money Out Clearing | | 0,00 | | | |
|       Chase Check *0051 | | 618.040,83 | | | |
|       Chase Check *0166 | | 420.696,43 | | | |
|     Total Bank Accounts | US$ | 1.038.737,26 | | | |
|     Accounts Receivable | | | | | |
|       Accounts Receivable (A/R) | | 215.000,00 | | | |
|     Total Accounts Receivable | US$ | 215.000,00 | | | |
|     Other Current Assets | | | | | |
|       Due From Investors | | 0,00 | | | |
|       Inventory | | 279.220,91 | | | |
|     Total Other Current Assets | US$ | 279.220,91 | | | |
|   Total Current Assets | US$ | 1.532.958,17 | | | |
|   Fixed Assets | | | | | |
|     Tooling | | 0,00 | | | |
|     Trademark design | | 30.625,00 | | | |
|   Total Fixed Assets | US$ | 30.625,00 | | | |
| TOTAL ASSETS | US$ | 1.563.583,17 | | | |
| LIABILITIES AND EQUITY | | | | | |
|   Liabilities | | | | | |
|     Current Liabilities | | | | | |
|       Accounts Payable | | | | | |
|         Accounts Payable (A/P) | | 428.127,90 | | | |
|         Accounts Payable (A/P) - GBP | | 0,00 | | | |
|       Total Accounts Payable | US$ | 428.127,90 | | | |
|       Credit Cards | | | | | |
|         AMEX *61001 | | 6.603,00 | | | |
|       Total Credit Cards | US$ | 6.603,00 | | | |
|       Other Current Liabilities | | | | | |
|         Due to Luttman | | 30.000,00 | | | |
|         Due to Malkin | | 4.154,75 | | | |
|       Total Other Current Liabilities | US$ | 34.154,75 | | | |
|     Total Current Liabilities | US$ | 468.885,65 | | | |
|   Total Liabilities | US$ | 468.885,65 | | | |
|   Equity | | | | | |
|     Crowdfunding | | 611.959,62 | | | |
|     Retained Earnings | | 57.401,12 | | | |
|     SAFE Equity | | 495.000,00 | | | |
|     Share Capital | | 4.626,21 | | | |
|     Net Income | | -74.289,43 | | | |
|   Total Equity | US$ | 1.094.697,52 | | | |
| TOTAL LIABILITIES AND EQUITY | US$ | 1.563.583,17 | | | |

Thursday, Apr 14, 2022 10:00:54 AM GMT-7 - Accrual Basis

# CERTIFICATION

I, Steve Luttmann, Principal Executive Officer of H. Mulligan Bespoke Libations Co., hereby certify that the financial statements of H. Mulligan Bespoke Libations Co. included in this Report are true and complete in all material respects.

*Steve Luttmann*

CEO